UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 0-26994 CUSIP NUMBER 007974108
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Advent Software, Inc. Full Name of Registrant
Former Name if Applicable
301 Brannan Street Address of Principal Executive Office (Street and Number)
San Francisco, CA 94107 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

In its Current Report on Form 8-K filed on March 16, 2006 ("Form 8-K"), the Registrant disclosed that its previously issued financial statements for the quarters ended March 31, 2004 and 2005, June 30, 2004 and 2005, and September 30, 2004 and 2005 (the "first three quarters of 2004 and 2005"), and for the years ended December 31, 2003 and 2004 cannot be relied on due to errors in those financial statements related to the accounting for income taxes and the disclosure of stock-based employee compensation expense. Additionally, in the Form 8-K, since the Company will be restating its previously issued financial statements for the errors described above, management of the Company had determined that it will also correct errors related to the accounting for leasehold improvements, and term license arrangements and related services.

As a result of these corrections, management has recommended, and the Audit Committee of the Board of Directors has concurred with, the restatement of its unaudited financial statements for the first three quarters of 2004 and 2005, through the filing of amended Quarterly Reports on Form 10-Q/A for the first three quarters of 2005. In addition, the Company will also include these corrections in the financial statements and "Supplementary Quarterly Financial Data (Unaudited)" section of its Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 10-K").

Additionally, in the Form 8-K, the Registrant disclosed that while management has not yet completed its assessment of the Registrant's internal control over financial reporting as of December 31, 2005, management has concluded that due to the continued existence of certain of the material weaknesses disclosed in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2004, the Registrant's internal control over financial reporting was not effective as of December 31, 2005. Also, management believes that the report of the Registrant's independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Registrant's internal control over financial reporting as of December 31, 2005.

Due to the additional time and effort required by the Registrant to complete its financial statements to be included in the 2005 10-K and to prepare its "Management's Report on Internal Control Over Financial Reporting", the Registrant was unable to file its 2005 10-K within the prescribed due date of March 16, 2006, without unreasonable effort and expense. Registrant currently estimates that the 2005 Form 10-K will be filed no later than the fifteenth calendar day following the filing deadline.
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Graham V. Smith, Chief Financial Officer (Name)	415 (Area Code)	645-1134 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the restatement of its financial statements as noted in Part III above, the Registrant is unable to reasonably estimate significant changes in its results of operations other than that it expects to report net income for fiscal 2005 as compared to a net loss in fiscal 2004.

Advent Software, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Graham V. Smith

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).